United States securities and exchange commission logo





                         February 22, 2024

       Katie Fields
       Interim Chief Executive Officer
       Akanda Corp.
       1a, 1b Learoyd Road
       New Romney TN28 8XU , United Kingdom

                                                        Re: Akanda Corp.
                                                            Registration
Statement on Form F-1
                                                            Filed February 20,
2024
                                                            File No. 333-277182

       Dear Katie Fields:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Mark C. Lee